Exhibit 7

Computation of consolidated ratio of earnings to fixed charges

The following table sets out the calculation of the ratios of earnings to fixed charges (unaudited) for the periods indicated.

	Year Ended 30 September

(in $AUD millions, unless otherwise indicated)	2013	2012	2011	2010	2009
Profit before income tax	9,865	8,862	8,514	8,038	6,096
Add fixed charges	20,332	24,549	26,270	22,470	18,945
Less minority interest in subsidiaries that have not incurred fixed charges	(74)	(66)	(68)	(66)	(71)
Earnings before tax and fixed charges	30,123	33,345	34,716	30,442	24,970

Interest expense	20,144	24,371	26,102	22,309	18,800
Portion of rent estimated to represent interest expense	188	178	168	161	145
Fixed charges	20,332	24,549	26,270	22,470	18,945

Ratio of earnings to fixed charges (%)	1.48	1.36	1.32	1.35	1.32